UNIT 1614, NORTH TOWER
CONCORDIA PLAZA
NO 1 SCIENCE MUSEUM ROAD
TSIM SHA TSUIEAST, KOWLOON
HONG KONG

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR the following:

1. Election of Directors: To elect the following persons as Directors of the Company, pursuant to the Company's Articles of Association:

Nominees	For	Against	Abstain
a. Mark LAU	☐	☐	☐
b. Pui Kiu LAU	☐	☐	☐
c. Wood Shing Kei SZE	☐	☐	☐
d. Wang Tai Dominic LI	☐	☐	☐
e. Hok Fung WAI	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 2 through 6.

	For	Against	Abstain
2 To ratify and approve the appointment of Centurion ZD CPA Limited as auditor of the Company for the fiscal year ending December 31, 2018, and to authorize the board of directors of the Company to fix the remuneration of the auditor.	☐	☐	☐
3 To amend the Company's Memorandum of Association to increase the authorized share capital of the Company from US$201,000 divided into 50,000,000 ordinary shares of par value US$0.004 and 1,000,000 preferred shares of par value US$0.001 each to US$2,010,000 by the creating of 450,000,000 ordinary shares of par value US$0.004 each and 9,000,000 preferred shares of par value US$0.001 each such that the share capital of the Company shall be divided into 500,000,000 ordinary shares of par value US$0.004 and 10,000,000 preferred shares of par value US$0.001 each (the "Increase")	☐	☐	☐
4 To amend by special resolution the capital clause of the Memorandum of Association to reflect the Increase and that the amended and restated Memorandum of Association in the form attached here to approved and adopted in substitution for and to the exclusion of the existing Memorandum of Association of the Company.	☐	☐	☐
5 To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

0000384348_1 R1.0.1.17

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement is/are available at www.proxyvote.com

SGOCO GROUP, LTD.

(Incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on June 26, 2018

I/We of _____________, being the registered holder of ___________ ordinary share(s), par value US$0.004 per share ("Ordinary Shares"), of SGOCO Group, Ltd. (the "Company"), hereby appoint the Chairman of the Annual General Meeting or_______________ of__________________as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Unit 1614, North Tower,Concordia Plaza No.1 Science Museum Road, Tsim Sha Tsuieast, Kowloon,, Hong Kong on June 26, 2018 at 10:00 a.m., and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy.

Continued and to be signed on reverse side